Exhibit 99.1

Ur-Energy Announces Results of Annual and Special Meeting

Denver, Colorado (Marketwire – July 2, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that the shareholders of the Company approved all three resolutions before them at the Annual and Special Meeting of Shareholders (“Meeting”) held on June 24, 2010 in Littleton, Colorado.  The items of business at the Meeting included the election of Directors, reappointment of auditors of the Company, and the resolution to approve the adoption of the Company’s Restricted Share Unit Plan (“RSU Plan”).

•	Shareholders elected the following individuals to be Directors to the Board for the upcoming year: W. William Boberg, James Franklin, Jeffrey Klenda, Paul Macdonell, and Thomas Parker.

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Shareholders approved the reappointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of shareholders.  PricewaterhouseCoopers LLP and its affiliates have been Ur-Energy’s auditors since December 2004.

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Shareholders approved the Ur-Energy Inc. Restricted Share Unit Plan as adopted by the Board of Directors on May 7, 2010.  The RSU Plan is established as a vehicle by which equity-based incentives may be awarded to attract and retain employees, and to recognize and reward their significant contributions to the long-term success of Ur-Energy.  Increased share ownership will also encourage alignment of the employees and directors interests more closely with the shareholders of the Company.  The RSU Plan becomes part of the Company’s existing overall stock-based compensation plan where the maximum number of common shares available for issuance in the aggregate under the RSU Plan and Company’s Option Plan, as amended, is equal to 10% of the number of common shares of the Company issued and outstanding at the time of grant.

Bill Boberg, President & CEO stated, “The management of Ur-Energy would like to express its heartfelt gratitude to the shareholders of the Company who participated and voted their shares, by proxy, for this year’s Annual and Special Meeting.  Your support is greatly appreciated.  I particularly want to thank the shareholders for overwhelmingly approving the RSU Plan Resolution.  We have put significant effort into building an outstanding team of technical professionals and the RSU Plan provides us with another tool, to be used as part of our existing stock based compensation plan for all employees.  We have issued options to all employees of the Company in the past and now, with the RSU Plan, we will be able to provide an additional means of providing a significant incentive as well as assuring retention of our fine staff.  Thank you, we appreciate the strong showing of support!”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Bill Boberg, President and CEO 303-269-7755 866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.